GRUPO AEROPORTUARIO DEL SURESTE S.A.B. DE C.V.

May 18, 2010

VIA EDGAR TRANSMISSION

Ms. Lyn Shenk Division of Corporation Finance Securities and Exchange Commission CF/AD5 100 F Street NE Washington, D.C. 20549-3561

Dear Ms. Shenk:

By letter dated April 15, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments to the annual report on Form 20-F filed on June 10, 2009 (the “20-F”) by the Southeast Airport Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V. or the “Company”) and to the Company’s response dated March 17, 2010 (the “Response”) to the Staff’s letter dated January 15, 2010.  On May 5, 2010, the Company submitted an initial response to the Staff’s April 15 letter (the “Initial Company Response”).  The Company is submitting via EDGAR a supplemental response to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s first comment from the April 15 letter and have provided the Company’s responses immediately below the comments.

Form 20-F for the Year Ended December 31, 2008

Item 5.  Operating and Financial Review and Prospects

Operating Results by Airport, page 81

1.
Refer to your response to our prior comment number 2.  From the information provided, we understand that you have established a “solidarity fee” among your entities.  We understand the solidarity fee is for the purpose of guaranteeing the ongoing viability of the concession by contributing to the strengthening of the finances and covering the operating expenses of concession holders (i.e., airports) that are unable to do so on their own behalf and due to their own operations.  In effect, the fee amounts to a guarantee that the concession shall not be withdrawn from anyone or all of the concession holders.  To the extent that the solidarity fee affects the results of your entities or grouping thereof, we believe such effects should be separately presented for each reported entity or grouping and clear as to the effect (i.e., increase or decrease) on the results.  We believe such a presentation will permit investors to fully and clearly understand the impact of the solidarity fee on the results of each affected entity.  Please revise the presentation of the results of your entities accordingly.

Southeast Airport Group
May 18, 2010

We will expand our disclosure in our next annual report filed on Form 20-F to further explain the effects the solidarity agreement has on the results of each of our segments.  In future filings, we intend to indicate the effects of the solidarity agreement as set forth in Annex A hereto.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

Sincerely,

/s/ Adolfo Castro Rivas
Lic. Adolfo Castro de Rivas
Chief Financial Officer

cc:    Doug Jones
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Faustino Montero
PriceWaterhouseCoopers

Southeast Airport Group
May 18, 2010

ANNEX A

	Year Ended December 31,
	2007(1)		2008(2)
	Airport Operating Results	Per Workload Unit(3)	Airport Operating Results	Per Workload Unit(3)
	(millions of pesos)	(pesos)	(millions of pesos)	(pesos)
Cancún(4):
Revenues before solidarity agreement:
Aeronautical services	1,370.4	119.1	1,551.8	120.9
Non-aeronautical services	737.7	64.1	898.1	70.0
Total revenues before solidarity agreement	2,108.1	183.2	2,449.9	190.9
Expenses before solidarity agreement	(1,063.3)	(92.4)	(1,965.3)	(153.1)
Net operating income before solidarity agreement	1,044.8	90.8	484.6	37.8
Solidarity agreement revenues	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(377.5)	(32.8)	(128.4)	(10.0)
Net operating income after solidarity agreement	667.3	58.0	356.2	27.8
Mérida:
Revenues before solidarity agreement:
Aeronautical services	124.5	88.3	127.6	89.0
Non-aeronautical services	47.6	33.8	51.0	35.6
Other (5)	0.0	0.0	1.8	1.3
Total revenues before solidarity agreement	172.1	122.1	180.4	125.9
Expenses before solidarity agreement	(131.0)	(92.9)	(167.8)	(117.2)
Net operating income before solidarity agreement	41.1	29.2	12.6	8.7
Solidarity agreement revenues	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(18.3)	(13.0)	(10.1)	(7.0)
Net operating income after solidarity agreement	22.8	16.2	2.5	1.7

Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	91.0	103.0	106.5	106.9
Non-aeronautical services	27.5	31.1	33.4	33.5
Total revenues before solidarity agreement	118.5	134.1	139.9	140.4
Expenses before solidarity agreement	(88.0)	(99.6)	(105.2)	(105.6)
Net operating income before solidarity agreement	30.5	34.5	34.7	34.8
Solidarity agreement revenues	12.2	13.8	0.0	0.0
Solidarity agreement expenses	0.0	0.0	(7.1)	(7.1)
Net operating income after solidarity agreement	42.7	48.3	27.6	27.7

Southeast Airport Group
May 18, 2010

Other Airports: (6)
Revenues before solidarity agreement:
Aeronautical services	305.1	106.9	316.0	107.2
Non-aeronautical services	82.1	28.8	84.3	28.6
Other (5)	0.0	0.0	3.4	1.2
Total revenues before solidarity agreement	387.2	135.7	403.7	136.9
Expenses before solidarity agreement	(345.9)	(121.2)	(410.0)	(139.1)
Net operating income before solidarity agreement	41.3	14.5	(6.3)	(2.1)
Solidarity agreement revenues	155.0	54.3	11.5	3.9
Solidarity agreement expenses	(30.2)	(10.6)	(16.5)	(5.6)
Net operating income after solidarity agreement	166.1	58.2	(11.3)	(3.8)

Holding & Service Companies:(7)
Revenues before solidarity agreement:
Other (5)	238.2	N.A.	1,398.1	N.A.
Total revenues before solidarity agreement	238.2	N.A.	1,398.1	N.A.
Expenses before solidarity agreement	(229.6)	N.A.	(540.0)	N.A.
Net operating income before solidarity agreement	8.6	N.A.	858.1	N.A.
Solidarity agreement revenues	425.9	N.A.	162.1	N.A.
Solidarity agreement expenses	(167.2)	N.A.	(11.5)	N.A.
Net operating income after solidarity agreement	267.3	N.A.	1,008.7	N.A.

Consolidation Adjustment(8):
Total Revenues	(831.4)	N.A.	(1,576.9)	N.A.
Expenses	(831.4)	N.A.	(1,576.9)	N.A.

Total:
Revenues:
Aeronautical services	1,891.0	113.5	2,101.9	115.4
Non-aeronautical services	894.9	53.7	1,066.8	58.6
Total revenues	2,785.9	167.3	3,168.7	174.0
Expenses	(1,619.7)	(97.3)	(1,785.0)	(98.0)
Net operating income	1,166.2	70.0	1,383.7	76.0

Southeast Airport Group
May 18, 2010

(1)           Constant pesos as of December 31, 2007.
(2)           Nominal pesos.
(3)	Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(4)	Reflects the results of operations of our Cancun airport and two Cancun airport services subsidiaries on a consolidated basis.
(5)	Reflects revenues under intercompany agreements (other than the solidarity agreement) which are eliminated in the consolidation adjustment.
(6)	Reflects the results of operations of our airports located in Veracruz, Minatitlán, Oaxaca, Huatulco, Tapachula and Cozumel.
(7)
Reflects the results of operations of our parent holding company and our services subsidiaries.  Because none of these entities hold the concessions for our airports, we do not report workload unit data for these entities.

(8)
The consolidation adjustment affects our consolidated net income by eliminating both revenues and expenses from intercompany transactions from all segments.  The consolidation adjustment does not affect net income.

We and our subsidiaries have entered into intercompany agreements that affect the revenues, operating costs and income at our individual subsidiaries but not on a consolidated basis.  Under the intercompany agreements, our holding company Grupo Aeroportuario del Sureste S.A.B. de C.V., or GAS, and our administrative services companies provide certain services and guarantees to the airport operating subsidiaries (which may include payments to certain of our airport operating subsidiaries), in exchange for which the airport operating subsidiaries make payments to GAS and the service companies.  One of these agreements is the “Solidarity Agreement,” pursuant to which each of our subsidiaries pays a fee to our parent company, in exchange for which the parent company guarantees the ongoing viability of that subsidiary’s concession, including, in the case of certain subsidiaries, by making payments to those subsidiaries to ensure that they have the resources to comply with their master development plans and other regulatory obligations.  The intercompany agreements also include agreements to provide other routine services, including negotiating regulated tariffs and interfacing with regulators, leasing of commercial real estate, trademark license royalties, marketing services and employee costs.  The costs of these services and guarantees, including the Solidarity Agreement, are actual costs that are charged to individual airports, and as a result, the results of these airports are presented above after giving effect to these costs.  In the presentation of our consolidated results, the revenues and expenses generated by these transactions are eliminated because they are intercompany transactions.